SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GENESIS MICROCHIP INC.
(Name of Subject Company)

SOPHIA ACQUISITION CORP.,
a wholly owned subsidiary of
STMICROELECTRONICS N.V.
(Names of Filing Persons (offeror))
Common Stock, Par Value $0.001 Per Share (including the associated Preferred Stock Purchase Rights)
(Title of Class of Securities)
37184C103
(CUSIP Number of Class of Securities)

Pierre Ollivier
STMicroelectronics N.V.
Chemin du Champ-des-Filles, 39
1228 Plan-les-Ouates, Geneva, Switzerland
Telephone: +41 22 929 58 76
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:
John D. Wilson
Shearman & Sterling LLP
525 Market Street
San Francisco, California 94105
(415) 616-1100
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$386,760,867	$11,873.56

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $8.65, the per share tender offer price, by 44,712,239, the sum of the 38,012,846 currently outstanding shares of Common Stock sought in the Offer and the 6,699,393 shares of Common Stock subject to issuance upon exercise of outstanding options and restricted stock units.
**	Calculated as 0.003070% of the transaction value.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Filing Party:
Form or Registration No.: Date Filed:
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Tender Offer Statement on Schedule TO (this “Schedule TO”), is filed by STMicroelectronics N.V., a limited liability company organized under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands (“Parent”), and Sophia Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.001 per share, including the associated Series A Participating Preferred Stock purchase rights (the “Rights” and together with the Common Stock, the “Shares”) issued pursuant to the Preferred Stock Rights Agreement (the “Rights Agreement”), dated as of June 27, 2002, as amended by Amendment to the Rights Agreement, dated as of March 16, 2003, and as further amended by Amendment No. 2 to the Rights Agreement, dated as of December 10, 2007, between the Company and Mellon Investor Services LLC, of Genesis Microchip Inc., a Delaware corporation (the “Company”), at a price of $8.65 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase, including Schedule I thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of December 10, 2007 (the “Merger Agreement”), among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Material to Be Filed as Exhibits
Item 13. Information Required by Schedule 13E-3
EXHIBIT INDEX
EXHIBIT 99.(A)(1)(A)
EXHIBIT 99.(A)(1)(B)
EXHIBIT 99.(A)(1)(C)
EXHIBIT 99.(A)(1)(D)
EXHIBIT 99.(A)(1)(E)
EXHIBIT 99.(A)(1)(F)
EXHIBIT 99.(A)(1)(G)
EXHIBIT 99.(D)(1)
EXHIBIT 99.(D)(2)
EXHIBIT 99.(D)(3)
EXHIBIT 99.(D)(4)

Item 1. Summary Term Sheet.
          The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
          (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Genesis Microchip Inc., a Delaware corporation. The Company’s principal executive offices are located at 2525 Augustine Drive, Santa Clara, California 95054. The Company’s telephone number is (408) 919-8400.
          (b) This Schedule TO relates to the outstanding Shares of common stock, par value $0.001 per Share, including the associated Rights, of the Company. The Company has represented in the Merger Agreement that as of December 7, 2007, there were 38,012,846 Shares issued and outstanding and that as of December 8, 2007, there were 6,628,083 Shares reserved for future issuance pursuant to outstanding Company stock options and restricted stock units granted pursuant to the Company Stock Plans and the Company’s 2007 Employee Stock Purchase Plan. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.
          (c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
          (a), (b), and (c)  This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 8 of the Offer to Purchase entitled “Certain Information Concerning Purchaser and Parent” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.
          (a) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
          (a) and (b) The information set forth in “Summary Term Sheet,” “Introduction” and Sections 8, 10, and 11 of the Offer to Purchase entitled “Certain Information Concerning Purchaser and Parent,” “Background of the Offer; Contacts with the Company; the Merger Agreement,” and “Purpose of the Offer; Plans for the Company After the Offer and the Merger,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed in this Item 5 between any of Purchaser or Parent, or, to the knowledge of Purchaser or Parent, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and the Company or its affiliates, on the other, concerning the merger, consolidation or acquisition, a tender offer or other acquisition of the Company’s securities, an election of directors or sale or transfer of a material amount of the Company’s assets.
Item 6. Purposes of the Transaction and Plans or Proposals.
          (a) and (c)(1) — (7) The information set forth in “Summary Term Sheet,” “Introduction” and Sections 6, 10, 11 and 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends,” “Background of the Offer; Contacts with the Company; the Merger Agreement,” “Purpose of the Offer; Plans for the Company After the Offer and the Merger,” and “Possible Effects of the Offer on the Market for Shares, Nasdaq Listing, Margin Regulations and Exchange Act Registration,” respectively, is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
          (a), (b) and (d) The information set forth in “Summary Term Sheet” and Section 9 of the Offer to Purchase entitled “Financing of the Offer and the Merger” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
          The information set forth in Section 8 of the Offer to Purchase entitled “Certain Information Concerning Purchaser and Parent” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
          (a) The information set forth in “Introduction” and Sections 10, 11 and 16 of the Offer to Purchase entitled “Background of the Offer; Contacts with the Company; the Merger Agreement,” “Purpose of the Offer; Plans for the Company After the Offer and the Merger,” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10. Financial Statements.
          Not applicable.
Item 11. Additional Information.
          (a)(1)  The information set forth in Sections 8, 10, and 11 of the Offer to Purchase entitled “Certain Information Concerning Purchaser and Parent,” “Background of the Offer; Contacts with the Company; the Merger Agreement,” and “Purpose of the Offer; Plans for the Company After the Offer and the Merger,” respectively, is incorporated herein by reference.
          (a)(2) — (3) The information set forth in Sections 11, 14 and 15 of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company After the Offer and the Merger,” “Certain Conditions of the Offer” and “Certain Legal Matters and Regulatory Approvals,” respectively, is incorporated herein by reference.
          (a)(4)  The information set forth in Sections 13 and 15 of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for Shares, Nasdaq Listing, Margin Regulations and Exchange Act Registration,” and “Certain Legal Matters and Regulatory Approvals,” respectively, is incorporated herein by reference.
          (a)(5)  Not applicable.
          (b)  The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12. Material to Be Filed as Exhibits.

(a)(1)(A)	Offer to Purchase dated December 18, 2007.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from Morgan Stanley & Co. Incorporated to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on December 18, 2007.

(a)(1)(H)	Press Release issued by Parent on December 11, 2007. (1)

(a)(1)(I)	Prepared Remarks for Conference Call conducted by Parent and the Company on December 11, 2007. (2)

(a)(1)(J)	Letter from Philippe Lambinet, Corporate Vice President and General Manager of Parent’s Home Entertainment & Displays Group, to all employees of the Company, delivered by Elias Antoun, Chief Executive Officer of the Company, via email on December 17, 2007. (3)

(d)(1)	Agreement and Plan of Merger, dated as of December 10, 2007, among Parent, Purchaser and the Company.

(d)(2)	Employment Agreement dated December 10, 2007, between Parent and Elias Antoun.

(d)(3)	Confidentiality Agreement, dated as of November 14, 2007, between Parent and the Company.

(d)(4)	Exclusivity Agreement, dated as of November 14, 2007, between Parent and the Company.

(g)	None.

(h)	None.

(1) Incorporated by reference to the Schedule TO–C filed by Parent on December 11, 2007.

(2) Incorporated by reference to the Schedule TO–C filed by Parent on December 14, 2007.

(3) Incorporated by reference to the Schedule TO-C filed by Parent on December 18, 2007.
Item 13. Information Required by Schedule 13E-3.
          Not applicable.

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 18, 2007

STMICROELECTRONICS N.V.

By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
Title: President and Chief Executive Officer

SOPHIA ACQUISITION CORP.

By:	/s/ Archibald Malone

	Name:	Archibald Malone
Title: President

EXHIBIT INDEX

Exhibit
No.

(a)(1)(A)	Offer to Purchase dated December 18, 2007.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from Morgan Stanley & Co. Incorporated to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on December 18, 2007.

(a)(1)(H)	Press Release issued by Parent on December 11, 2007. (1)

(a)(1)(I)	Prepared Remarks for Conference Call conducted by Parent and the Company on December 11, 2007. (2)

(a)(1)(J)	Letter from Philippe Lambinet, Corporate Vice President and General Manager of Parent’s Home Entertainment & Displays Group, to all employees of the Company, delivered by Elias Antoun, Chief Executive Officer of the Company, via email on December 17, 2007. (3)

(d)(1)	Agreement and Plan of Merger, dated as of December 10, 2007, among Parent, Purchaser and the Company.

(d)(2)	Employment Agreement dated December 10, 2007, between Parent and Elias Antoun.

(d)(3)	Confidentiality Agreement, dated as of November 14, 2007, between Parent and the Company.

(d)(4)	Exclusivity Agreement, dated as of November 14, 2007, between Parent and the Company.

(g)	None.

(h)	None.

(1) Incorporated by reference to the Schedule TO–C filed by Parent on December 11, 2007.

(2) Incorporated by reference to the Schedule TO–C filed by Parent on December 14, 2007.

(3) Incorporated by reference to the Schedule TO–C filed by Parent on December 18, 2007.